Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross President and Chief Operating Officer
to retire October 1

Brant Hinze to be succeeded as COO by current Regional Vice-President, Russia

Toronto, Ontario, February 10, 2014 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that Brant Hinze, President and Chief Operating Officer, will retire effective October 1, 2014. Mr. Hinze will be succeeded as Chief Operating Officer by Warwick Morley-Jepson, currently Regional Vice-President of the Company’s Russia region.

“It has been part of Brant’s plan to retire in 2014 and return to his home and family in Washington State,” said J. Paul Rollinson, CEO. “We are very pleased that he has decided to remain at Kinross until October 1 to ensure a smooth transition.”

“Brant has played a key role in establishing a mining culture at Kinross that is firmly grounded in operational excellence. Under his leadership, our mines have consistently delivered strong results, meeting or exceeding our production and cost guidance for five consecutive quarters, while leading the industry in safety performance. As head of our projects group, Brant has also significantly improved our project management process,” Mr. Rollinson added.

“Brant has built an exceptionally strong global operations team, with considerable technical bench strength, who are committed to continuing this legacy. He has also institutionalized systems and processes across the Company that have helped to drive consistent results. On behalf of our Board and all of our employees, I thank Brant for his significant contribution to Kinross," said Mr. Rollinson.

Warwick Morley-Jepson has served as Regional Vice-President of Kinross’ Russia region since 2009. During his tenure, the Russia region has consistently delivered strong operating results and has been among the top performers in the Company’s global portfolio. He was also responsible for overseeing the development of the recently commissioned Dvoinoye mine, on time and on budget. Prior to joining Kinross, Mr. Morley-Jepson held executive positions in the regional and corporate structures of multinational gold mining companies, including Barrick and Placer Dome (see career profile below).

“Warwick brings to this key position proven leadership and an impressive record of delivering results, both at our existing operations and new projects,” said Mr. Rollinson. “He has been a passionate champion of our Way Forward strategy, and I am confident he will continue to build on the solid foundation of operational excellence we have established across the company. I welcome Warwick to our Senior Leadership Team."

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice-President, Corporate Communications

phone: 416-365-2726

steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Warwick Morley-Jepson

Warwick Morley-Jepson has more than 35 years of experience in the mining industry, mostly within the gold sector. He joined Kinross Gold Corporation in October 2009 as the Regional Vice-President for Russia.

Prior to joining Kinross, he was Chief Executive Officer of SUN Gold, a privately-held gold mining company with interests in Russia and Kazakhstan. Before that, he was Managing Director of Barrick Africa and Barrick Platinum South Africa, and the General Director of three Russian-based companies in the Barrick group. At Barrick, he was responsible for the company’s South African operations, and for business and project development in Russia and Africa. He spent several years with Placer Dome, leading their South African business development efforts. Prior to joining Placer Dome, he served as Chief Consulting Mechanical and Electrical Engineer for the Gold Division of Johannesburg Consolidated Investments Pty Ltd.

Mr. Morley-Jepson graduated from the faculty of Mechanical Engineering (HNDT) at the Technicon Witwatersrand, now part of the University of Johannesburg.